November 12, 2021

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	Dodge & Cox Funds
File No. 811-173
Fidelity Bond

Ladies and Gentlemen:

Pursuant to Rule 17g-1 of the Investment Company Act of 1940, the following documents are enclosed concerning the fidelity bond coverage for Dodge & Cox Funds (the “Funds,” consisting of seven separate series: Dodge & Cox Stock Fund, Dodge & Cox Global Stock Fund, Dodge & Cox International Stock Fund, Dodge & Cox Balanced Fund, Dodge & Cox Income Fund, Dodge & Cox Global Bond Fund, and Dodge & Cox Emerging Markets Stock Fund):

1.

A copy of amendments to the Funds’ fidelity bond (Investment Company Blanket Bond Rider No. 18 and Rider No. 19) issued by ICI Mutual Insurance Company, which added a named insured to the existing bond and extended the term of the existing bond for three months. The amendments were received by the Funds on October 13, 2021.

2.	A copy of the resolution adopted by the Funds’ Board of Trustees, including all of the Trustees who are not “interested persons” of the Funds, approving the fidelity bond and joint insured agreement.

3.	A copy of the latest joint insured agreement dated September 30, 2021.

The three-month extension of the fidelity bond maintains coverage in the amount of $55,000,000 and was prepaid for a term beginning September 30, 2021 through January 1, 2022.

The fidelity bond is a joint insured bond which names both Dodge & Cox and the Funds. Had the Funds not been named as insured under a joint insured bond, the Funds would have provided and maintained single insured bonds in the following amounts:

Dodge & Cox Stock Fund	$6,285,715
Dodge & Cox Global Bond Fund	$6,285,715
Dodge & Cox International Stock Fund	$6,285,715
Dodge & Cox Balanced Fund	$6,285,715
Dodge & Cox Income Fund	$6,285,715
Dodge & Cox Global Bond Fund	$6,285,715
Dodge & Cox Emerging Markets Stock Fund	$6,285,715

Sincerely,

/s/ Roberta R.W. Kameda
Roberta R.W. Kameda
Secretary, Dodge & Cox Funds

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 18

INSURED		BOND NUMBER

Dodge & Cox		01075120B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

September 22, 2021	September 30, 2020 to September 30, 2021	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Rider No. 1 to this Bond is hereby deleted in its entirety and replaced by this Rider No. 18, effective as of 12:01 a.m. on September 22, 2021, Standard Time at the Principal Address.

It is further understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following (subject to the operation of and restrictions contained within the “Insurance Regulatory Compliance for Non-U.S. Operations Rider”):

Dodge & Cox Profit Sharing Plan & Trust

Dodge & Cox Worldwide Investments Ltd. (wholly-owned subsidiary of Dodge & Cox)

California Pine Fund, LLC

Dodge & Cox Global Stock Fund Cayman, Ltd.

Dodge & Cox International Stock Fund Cayman, Ltd.

Dodge & Cox Global Bond Fund Cayman, Ltd.

Dodge & Cox Investment Consulting (Shanghai) Co., Ltd.

Dodge & Cox Funds, a series fund consisting of:

•	Dodge & Cox Stock Fund

•	Dodge & Cox Global Stock Fund

•	Dodge & Cox International Stock Fund

•	Dodge & Cox Balanced Fund

•	Dodge & Cox Income Fund

•	Dodge & Cox Global Bond Fund

•	Dodge & Cox Emerging Market Stock Fund

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0001.0-00 (01/02)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 19

INSURED		BOND NUMBER

Dodge & Cox		01075120B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

September 30, 2021	September 30, 2020 to January 1, 2022	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the expiration date of the Bond Period set forth in Item 2 of the Declarations is hereby amended to be

January 1, 2022

Standard Time at the Principal Address as set forth in Item 1 of the Declarations.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0009.0-01 (10/08)

RESOLUTION OF THE BOARD OF TRUSTEES OF

DODGE & COX FUNDS

RESOLVED, that the proposed extension of the Joint Insured Agreement for the Fidelity Bond be, and it hereby is, approved and the officers of the Trust are authorized to execute and deliver the agreement and such documents as are necessary to bind the coverage; and it was

RESOLVED FURTHER, that the current Fidelity Bond, with such coverage and premium allocations to the joint insureds as previously approved by the Board, covering, among others, officers and employees of the Trust, in accordance with the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), continues to be reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Trust to which any person covered under the Fidelity Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of the Trust’s assets and the nature of the securities in the Trust’s portfolio; and it was

RESOLVED FURTHER, that the proposed extension of the current Fidelity Bond coverage through January 1, 2022, upon taking into consideration all relevant factors, including, but not limited to, the amount of the bond and the amount of the premium for the bond, the number of other parties named as insureds, the nature of the business activities of such other parties, the ratable allocation of the premium among such other parties and the extent to which the share of the premium allocated to the Trust is less than or equal to the premium the Trust would have had to pay for a single insured bond, the portion of the total premium allocated to the Trust, be, and it hereby is, approved and the payment of such premium by an officer of the Trust be, and it hereby is, authorized, and any previously paid premiums be, and they hereby are, ratified; and it was

RESOLVED FURTHER, that the officers of the Trust are hereby authorized and directed to prepare, execute and file such necessary supplements to the Fidelity Bond, and to take such other action as may be necessary or appropriate in order to conform the terms of the Fidelity Bond coverage to the provisions of the 1940 Act; and it was

RESOLVED FURTHER, that participation by the Trust in the proposed joint cyber technology liability coverage is in the best interests of the Trust and that the proposed premium allocation is fair and reasonable to the Trust and that, pending further negotiations, the officers of the Trust be, and they hereby are, authorized to renew and allocate the premiums as proposed for the cyber technology liability coverage ($20 million) with AXA XL as the lead carrier (and AIG as the first excess layer carrier and additional excess layer carriers as necessary) for the period September 30, 2021 to December 31, 2022 with such deductible as they may approve and to execute and deliver such documents as necessary to bind the coverage; and it was

RESOLVED FURTHER, that participation by the Trust in the proposed Joint Cyber and Technology Liability Insurance Agreement and the proposed minimum allocation of payments for covered losses are fair and reasonable to the Trust and the Agreement hereby is approved and the officers of the Trust are authorized to execute and deliver that Agreement and such documents as are necessary to bind the coverage.

Witness my hand and the seal of the Trust this 22nd day of September, 2021.

[SEAL APPEARS HERE]	/s/ Roberta R.W. Kameda
Roberta R.W. Kameda

AGREEMENT

THIS AGREEMENT, made and entered into this 30th day of September, 2021, by and among the following parties:

1. DODGE & COX FUNDS (consisting of seven separate series DODGE & COX STOCK FUND, DODGE & COX GLOBAL STOCK FUND, DODGE & COX INTERNATIONAL STOCK FUND, DODGE & COX BALANCED FUND, DODGE & COX INCOME FUND, DODGE & COX GLOBAL BOND FUND, and DODGE & COX EMERGING MARKETS STOCK FUND);

2. DODGE & COX GLOBAL STOCK FUND CAYMAN, LTD., DODGE & COX INTERNATIONAL STOCK FUND CAYMAN, LTD., and DODGE & COX GLOBAL BOND FUND CAYMAN, LTD. (each a CAYMAN ENTITY and, collectively, the CAYMAN ENTITIES); and

3. DODGE & COX (a California Corporation), DODGE & COX WORLDWIDE INVESTMENTS LTD (a wholly owned subsidiary of Dodge & Cox organized as a private limited company under the laws of England and Wales), 道实投资咨询（上海）有限公司 (DODGE & COX INVESTMENT CONSULTING (SHANGHAI) CO., LTD., a wholly owned subsidiary of Dodge & Cox Worldwide Investments Ltd organized as a foreign invested limited liability company under the laws of the People’s Republic of China), and DODGE & COX PROFIT SHARING PLAN AND TRUST (an employee retirement plan organized as a California trust) (collectively referred to herein as DODGE & COX).

W I T N E S S E T H:

WHEREAS, the parties intend to be jointly insured pursuant to an “Investment Company Blanket Bond” issued by ICI Mutual Insurance Company in the amount of $55,000,000 (“Liability Limit”), effective on September 30, 2021, said bond being referred to herein as the “Bond”; and

WHEREAS, the parties desire to fix their respective rights to recover under the Bond in the event of a joint, combined, or concurrent loss;

NOW, THEREFORE, the parties hereto mutually agree as follows:

1. For the purposes of determining rights to recover in the event of a joint, combined, or concurrent loss, a loss suffered by one of the CAYMAN ENTITIES shall be considered a loss suffered by the applicable DODGE & COX FUND that is the sole shareholder and owner of that CAYMAN ENTITY, and no separate entitlement to recover shall be allocated to the CAYMAN ENTITY.

2. In the event two or more parties sustain a joint, combined, or concurrent loss which equals or exceeds the Liability Limit, DODGE & COX STOCK FUND is entitled to recover 11.429% ($6,285,715) of the Liability Limit, DODGE & COX GLOBAL STOCK FUND is entitled to recover 11.428% ($6,285,714) of the Liability Limit, DODGE & COX INTERNATIONAL STOCK FUND is entitled to recover 11.429% ($6,285,714) of the Liability Limit, DODGE & COX BALANCED FUND is entitled to recover 11.429% ($6,285,714) of the Liability Limit, DODGE & COX INCOME FUND is entitled to recover 11.429% ($6,285,715) of the Liability Limit, DODGE & COX GLOBAL BOND FUND is entitled to recover 11.428% ($6,285,714) of the Liability Limit, DODGE & COX EMERGING MARKETS STOCK FUND is entitled to recover 11.428% ($6,285,714) of the Liability Limit, and DODGE & COX is entitled to recover 20.000% ($11,000,000) of the Liability Limit. If the total loss of any party shall be less than its percentage interest in the Liability Limit, the other parties shall be entitled to recover so much of the remaining Liability Limit as the ratio of their percentage interests in the Liability Limit bears to their aggregate percentage interests. If the total loss of any seven parties shall be less than the combined ratio of their percentage interests in the Liability Limit, then the eighth party shall be entitled to recover all of the remaining Liability Limit. In no event shall DODGE & COX STOCK FUND, DODGE & COX GLOBAL STOCK FUND, DODGE & COX INTERNATIONAL STOCK FUND, DODGE & COX BALANCED FUND, DODGE & COX INCOME FUND, DODGE & COX GLOBAL BOND FUND, and DODGE & COX EMERGING MARKETS STOCK FUND recover less than the minimum coverage under Rule 17g-1 of the Investment Company Act of 1940.

3. DODGE & COX as the first name insured under the Bond shall make, adjust and receive and enforce payment of all claims of itself, DODGE & COX STOCK FUND, DODGE & COX GLOBAL STOCK FUND, DODGE & COX INTERNATIONAL STOCK FUND, DODGE & COX BALANCED FUND, DODGE & COX INCOME FUND, DODGE & COX GLOBAL BOND FUND, and DODGE & COX EMERGING MARKETS STOCK FUND covered by the Bond in such manner as to allocate the Liability Limit in accordance with this Agreement.

4. The Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

5. Effective September 30, 2021, the Agreement constitutes the sole agreement among the parties hereto concerning the matter set forth herein and supersedes all prior written or oral understanding.

6. All modifications to the Agreement must be in writing and signed by the parties hereto.

IN WITNESS WHEREOF, the parties have executed the agreement effective as of the date first above written.

DODGE & COX FUNDS

By	/s/ Dana M. Emery
Dana M. Emery, President

DODGE & COX

By	/s/ William W. Strickland
William W. Strickland, Vice President and Chief Operating Officer

DODGE & COX GLOBAL STOCK FUND CAYMAN, LTD.

DODGE & COX INTERNATIONAL STOCK FUND CAYMAN, LTD.

DODGE & COX GLOBAL BOND FUND CAYMAN, LTD.

By	/s/ Roberta R.W. Kameda
Roberta R.W. Kameda, Director and Secretary

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